

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

Edward Scheetz
Chief Executive Officer
Ventoux CCM Acquisition Corp.
1 East Putnam Avenue, Floor 4
Greenwich, CT 06830

      Re: Ventoux CCM Acquisition Corp.
          Registration Statement on Form S-1
          Filed December 1, 2020
          File No. 333-251048

Dear Mr. Scheetz:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2020 letter.

Form S-1 filed December 1, 2020

Dilution, page 48

1. Please revise your dilution disclosure in your next amendment to show the dilution to the investors in this offering assuming the over-allotment option is exercised in full.

Principal Stockholders, page 84

2. We note that Chardan Capital Markets, LLC is an affiliate of your co-sponsor, Chardan International Investments, LLC. Please clearly disclose in the beneficial ownership table. In addition, if Chardan Capital Markets plans on making a market in the securities, please revise the registration fee table, cover page and underwriting section to reflect the market making activities.

Certain Transactions, page 87

3. Please revise to address the business combination marketing agreement with Chardan Capital Markets, quantify the fees that you will pay Chardan Capital Markets and clarify any associated conflicts of interest. Also revise your "Use of Proceeds" section, on page 44, to address the business combination marketing agreement and the amount of the payments pursuant to the marketing agreement payable to Chardan Capital Markets in a footnote or other text.

Rights, page 94

4. Please reconcile statements that each holder of a right will receive 1/20 of a share of common stock upon consummation of a business combination with the statement that no fractional shares will be issued upon conversion. Please also clarify whether the receipt of common stock in a transaction in which you are the surviving entity is also a "conversion" for this purpose. We note that holders of rights must affirmatively convert them if the business combination does not result in the company being the surviving entity.

Financial Statements, page F-1

5. Please revise your interim financial statements in your next amendment to include the required statements of operations and cash flows for the corresponding period in the prior year. Refer to Rule 8-03 of Regulation S-X.

Note 6 - Commitments, page F-13

6. Please revise your footnote to disclose the terms of the Business Combination Marketing Agreement.

 You may contact Eric Mcphee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Long at 202-551-3765 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Giovanni Caruso